
RECEIVED


TATA


05005523

Fax : 001-202-942-9634 Faxed
File No.-001-32294

January 31, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D C 205 49


SUPPL

Dear Sirs,

Tata Motors Limited - "File No.001-32294"

Furnished herewith is the following information with respect to Tata Motors Limited, a public company with limited liability incorporated under the laws of India, "File No.001-32294" :-

"Pursuant to Clause 41 of the Listing Agreement with the Stock Exchange, Mumbai, enclosed please find the following:-

(i) Audited Financial Results of the Company for the period December 31, 2004 alongwith the Auditors' Report thereon and the Press Release issued by the Company.

(ii) Audited Consolidated Financial Results of the Company for the period ended December 31, 2004 alongwith the Auditors' Report thereon."

Kindly contact Ms. R. Batra, Head (Corporate Communication) in Mumbai at the above address or by telephone at (91-22) 56657209 or by facsimile at (91-22) 56657799 if you have any questions or require additional information.

Yours faithfully,
Tata Motors Limited

H K Sethna
Company Secretary

Encls : a/a

TATA MOTORS LIMITED
Bombay House 24 Homi Mody Street Mumbai 400 001
Tel 91 22 5665 8282 Fax 91 22 5665 7799
www.tatamotors.com


TATA

immediate use **PRESS RELEASE**

Mumbai, January 31, 2005

Tata Motors maintains growth

Gains in sales volume, market share and PAT

Buoyed by the continued upswing in economic activity in the country, Tata Motors, India's leading automotive manufacturer, has maintained its profitable growth, increased market share in both commercial vehicles and passenger vehicles and achieved significant growth in exports during the current fiscal.

Quarter ended December 31, 2004

The Company reported revenues (net of excise) of Rs.4364.94 crores for the Quarter ended December 31, 2004, an increase of 28% over revenues of Rs.3399.60 crores in the third quarter of last year. The Profit Before Tax stood at Rs.456.32 crores as against a Profit Before Tax of Rs.361.73 crores in Q3, FY 04.

The Profit After Tax (PAT) for the third quarter, after provision of Rs.140.11 crores (Rs.150.85 crores) towards current and deferred tax, stood at Rs.316.21 crores as compared to Rs.210.88 crores in the third quarter last year, an increase of 50%. However, the operating margins continue to be under pressure due to an unprecedented increase in material costs like steel, tyres and other commodities.

The total sales volume for Q3 FY05 at 98662 units grew by 26% over 78380 nos. sold in Q3 FY04. Sales of commercial vehicles in the domestic market increased 26% to 50908 nos. in the quarter, while Passenger Vehicle sales at 39048 recorded a growth of 29% over the corresponding period of the previous fiscal. Exports grew by 14% to 8706 nos. in the quarter.

Nine months ended December 31, 2004

The Company's revenues (net of excise) for the nine months ended December 31, 2004 improved by 33% to Rs.12086.07 crores (Previous year: Rs.9079.77 crores). The PBT for the nine months grew by 39% to Rs.1186.62 crores (Rs.853.92 crores). After providing Rs.337.84 crores (Rs.336.05 crores) towards current and deferred tax for the nine months period, the PAT was Rs.848.78 crores, an increase of 64% over the PAT of Rs.517.87 crores achieved in the corresponding period of FY 04.

The Company recorded significant increases in sales volumes across all product groups. The total sales volume for the first 9 months at 279156 nos. grew by 28.7%. Commercial vehicle sales in the domestic market were 134861 nos., an increase of 28.9% as against an industry volume growth of 25.5%. Consequently, the Company improved its overall market share in commercial vehicles to 60.4% up from 58.8% last year.



Total sales of passenger vehicles at 124996 nos. have grown by 28.6%, compared to the industry volume growth of 21.8%, resulting in increase in the passenger vehicle market share to 16.4% from 15.5%. Indica volumes grew by 32% in the first 9 months and the Indigo family sales registered a growth of 42% while MUVs have grown by 7% over the previous year. The Indigo sedan completed its second year in the market in December remaining the largest selling sedan in the industry for the period.

Exports in the nine month period at 19,299 nos. grew by 28%.

The Audited Financial Results for the quarter and for the nine months ended December 31, 2004 are enclosed.

- Ends –

Issued by:
Ruchika Batra
Head-Corporate Communications)
Tata Motors Limited
Phone: 56657209; E-Mail:ruchika.batra@tatamotors.com
www.tatamotors.com

A. F. Ferguson & Co.
Chartered Accountants
Maker Towers 'E'
Cuffe Parade
Mumbai 400 005

S. B. Billimoria & Co.
Chartered Accountants
12, Dr Annie Besant Road
Worli
Mumbai 400 018

AUDITORS' REPORT
TO THE BOARD OF DIRECTORS OF
TATA MOTORS LIMITED

1. We have audited the accompanying statement of financial results of **TATA MOTORS LIMITED** ("the Company") for the quarter/nine months ended December 31, 2004. This statement is the responsibility of the Company's management and has been approved by the Board of Directors on January 31, 2005.

2. (a) The figures shown in the column headed "Quarter ended December 31, 2003" have been traced from the statement of financial results for the quarter/nine months ended December 31, 2003 reviewed by us in terms of our report dated January 22, 2004 and have been regrouped/reclassified wherever necessary.

   (b) The figures shown in the columns headed "Nine months ended December 31, 2003" and "Year ended March 31, 2004" have been traced from the financial statements for the nine months ended December 31, 2003 and year ended March 31, 2004 audited by us in terms of our reports dated April 17, 2004 and May 19, 2004, respectively.

3. We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial results. An audit also includes assessing the accounting principles used and significant estimates made by the Management, as well as evaluating the overall financial results presentation. We believe that our audit provides a reasonable basis for our opinion.

4. In our opinion and to the best of our information and according to the explanations given to us, the said results present fairly in conformity with the accounting principles generally accepted in India the profit of the Company and disclose the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed for the quarter/nine months ended on December 31, 2004.

For **A. F. FERGUSON & CO.**
Chartered Accountants

sd/-

B. P. SHROFF
Partner
Membership No.: 34382

For **S. B. BILLIMORIA & CO.**
Chartered Accountants

sd/-

N. VENKATRAM
Partner
Membership No.: 71387

Place: Mumbai
Date: January 31, 2005



TATA

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

AUDITED FINANCIAL RESULTS FOR THE QUARTER/NINE MONTHS ENDED DECEMBER 31, 2004

	Particulars		Quarter ended December 31, 2004	Quarter ended December 31, 2003	Nine months ended December 31, 2004	Nine months ended December 31, 2003	Year Ended March 31, 2004
			Audited	Unaudited	Audited	Audited	Audited
(A)							
1	Vehicle Sales:(in Nos.)						
	Commercial vehicles		50908	40485	134861	104616	152195
	Passenger Cars and Utility vehicles		39048	30244	124996	97217	140018
	Exports		8706	7651	19299	15068	22046
			98662	78380	279156	216901	314259
2	Vehicle Production:(in Nos.)						
	Commercial vehicles		55878	42651	149106	109750	159972
	Passenger Cars and Utility vehicles		40451	33399	131566	104089	151570
			96329	76050	280672	213839	311542
3	Export Turnover (at F.O.B. value)	Rs. Crores	372.25	320.10	908.16	672.36	1006.32
		US $ M	91.24	70.65	207.72	147.48	230.23
(B)			(Rupees Crores)				
1	Sales/Income from operations		5,093.21	3,945.93	14,225.98	10,634.51	15,493.52
	Less: Excise Duty		728.27	546.33	2,139.91	1,554.74	2,270.30
	Net Sales/Income from operations		4,364.94	3,399.60	12,086.07	9,079.77	13,223.22
2	Total Expenditure						
	(a) (Increase) / Decrease in stock in trade and work in progress		(20.82)	(8.22)	(271.17)	4.14	141.98
	(b) Consumption of Raw Materials & Components		3,004.18	2,119.53	8,389.92	5,773.19	8,341.39
	(c) Staff Cost		259.33	256.78	754.46	657.52	882.49
	(d) Other expenditure		541.13	541.33	1,682.34	1,384.30	1,975.56
	(e) Sub Total 2(a) to 2(d)		3,783.82	2,909.42	10,555.55	7,819.15	11,341.42
3	Operating Profit [1-2]		581.12	490.18	1,530.52	1,260.62	1,881.80
4	Other Income		24.66	16.66	136.49	49.93	58.90
5	Interest						
	(a) Gross Interest		54.89	52.64	163.35	158.27	206.65
	(b) Capitalisation of Interest and other receipts		(13.45)	(5.24)	(40.55)	(31.09)	(45.39)
	(c) Net Interest		41.44	47.40	122.80	127.18	161.26
6	Product development cost- written off		6.24	0.93	48.58	19.95	51.64
7	Depreciation and Amortisation		100.77	94.16	305.92	283.87	382.60
8	Profit before exceptional items and tax [3+4-5-6-7]		457.33	364.35	1,189.71	879.55	1,345.20
9	Exceptional Items						
	(a) Employee Separation Cost (Note 3)		1.01	2.62	3.09	25.63	4.56
	(b) Provision for diminution in value of investments		-	-	-	-	48.30
	(c) Sub Total 9(a) and 9(b)		1.01	2.62	3.09	25.63	52.86
10	Profit Before Tax [8-9]		456.32	361.73	1,186.62	853.92	1,292.34
11	Less: Provision for Taxation						
	(a) Current Tax		116.43	25.79	311.35	61.94	96.00
	(b) Deferred Tax		23.68	125.06	26.49	274.11	386.00
	(c) Sub Total of 11(a) and 11(b)		140.11	150.85	337.84	336.05	482.00
12	Profit After Tax [10-11]		316.21	210.88	848.78	517.87	810.34
13	Paid-up Equity Share Capital (Face value of Rs. 10 each)		361.79	330.49	361.79	330.49	356.83
14	Reserves excluding Revaluation Reserve						3,236.77
15	Basic EPS (not annualised)	Rupees	8.75	6.48	23.63	16.09	24.68
	Diluted EPS (not annualised)	Rupees	8.20	5.97	22.16	14.72	22.71
16	Aggregate of Non-Promoter Shareholding						
	- Number of Shares		243895027	227341493	243895027	227341493	235239669
	- Percentage of shareholding		67.42%	68.84%	67.42%	68.84%	66.65%

Notes:-

1) Figures for the previous period have been regrouped/reclassified wherever necessary.

2) During the nine months ended December 31, 2004, (a) Rs. 10.85 crores towards premium on the early redemption of Debentures and (b) Issue expenses of Rs. 30.32 crores, and prorata provision for premium on redemption of Rs. 28.52 crores, of Foreign Currency Convertible Notes have been debited to Securities Premium Account.

3) The Company had charged Rs. 2.62 crores and Rs. 25.63 crores by way of employee separation cost in the profit and loss account for the comparative quarter and nine months in the previous year. In view of the limited revision of the Accounting Standard 26 (AS 26) on 'Intangible Assets', the Company reverted to its earlier accounting policy of amortising such cost over a period of 24 to 84 months, in the year ended March 31, 2004. Had the current accounting policy been followed in the previous period, the employee separation cost reported in the quarter and nine months ended December 31, 2003 would have been lower and profit before tax would have been higher by Rs. 1.70 crores and Rs. 23.65 crores respectively.

4) During the quarter, (a) 2,898,283 Ordinary Shares were allotted consequent to exercise of equivalent number of warrants pertaining to rights issue of 2001 at Rs. 120/- per share and (b) 3,68,182 Ordinary Shares were allotted consequent to conversion of 750 1% Foreign Currency Convertible Notes (2008) at a premium as per the terms.

5) The Company is engaged exclusively in the business of automobile products consisting of all types of commercial and passenger vehicles. These, in the context of Accounting Standard 17 on Segment Reporting, issued by the Institute of Chartered Accountants of India, are considered to constitute one single primary segment.

6) In April 2004, the Company has raised the funds by issuing (a) US$ 100 Million (Rs. 438.5 Crores at issue) by way of Zero Coupon Convertible Notes maturing in April 2009 and (b) US$ 300 Million (Rs.1315.5 Crores at issue) by way of 1% Convertible Notes maturing in April 2011. In both the cases the noteholders have an option to convert these notes into Ordinary Shares or Depositary receipts at pre-determined prices and the Company has a right to redeem these notes subject to certain conditions.

7) The Board of directors have approved the amalgamation of Tata Finance Ltd. with the Company, with effect from April 1, 2005, pending completion of legal formalities.

8) As on October 1, 2004, 58 Investor complaints were outstanding (out of which 57 complaints pertained to non-receipt of interim dividend). The Company received 84 complaints during the said quarter and disposed off 134 complaints by December 31, 2004. There were 8 complaints unresolved as on December 31, 2004, which have been resolved as of date.

9) The Statutory Auditors have carried out an audit of the results stated in (B) above for the quarter and nine months ended December 31, 2004.

The above Results have been reviewed by the Audit Committee of the Board and were taken on record by the Board of Directors at its meeting held on January 31, 2005.

Tata Motors Limited

Ratan N Tata
Chairman

Mumbai, January 31, 2005

A. F. Ferguson & Co.
Chartered Accountants
Maker Towers 'E'
Cuffe Parade
Mumbai 400 005

S. B. Billimoria & Co.
Chartered Accountants
12, Dr Annie Besant Road
Worli
Mumbai 400 018

AUDITORS' REPORT
TO THE BOARD OF DIRECTORS OF
TATA MOTORS LIMITED

1. We have audited the accompanying statement of financial results of **TATA MOTORS LIMITED** ('the Company'), and its subsidiaries (the Company and its subsidiaries constitute 'the Group') for the nine month period ended December 31, 2004. This statement is the responsibility of the Company's management and has been approved by the Board of Directors on January 31, 2005.

2. We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial results. An audit also includes assessing the accounting principles used and significant estimates made by the Management, as well as evaluating the overall financial results presentation. We believe that our audit provides a reasonable basis for our opinion.

3. (a) The financial statements of subsidiaries which in the aggregate represent total assets (net) as at December 31, 2004 of Rs. 860.99 crores and total revenues for the nine month period ended on that date of Rs. 1,145.25 crores have been audited by other auditors and we have relied upon such audited financial statements for the purpose of our examination of the statement of financial results.

   (b) This statement of financial results include the Group's share of profit (net) for the nine month period of Rs. 27.02 crores and upto December 31, 2004 Group's accumulated share of profit (net) of Rs. 10.34 crores in associates' earnings on the basis of unaudited financial statements as provided by the management of those associates.

4. Subject to our remarks in paragraph 3(b) above, in our opinion and to the best of our information and according to the explanations given to us, the said results present fairly in conformity with the accounting principles generally accepted in India the profit of the Group for the nine month period ended December 31, 2004.

For A. F. FERGUSON & CO.
Chartered Accountants

Sd/-

B. P. SHROFF
Partner
Membership No.: 34382

For S. B. BILLIMORIA & CO.
Chartered Accountants

Sd/-

N. VENKATRAM
Partner
Membership No.: 71387

Place: Mumbai
Date: January 31, 2005



TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2004

Rs. Crores

	Particulars	Nine Months ended December 31, 2004 (Audited)	Year Ended March 31, 2004 (Audited)
1	Sales/Income from operations	15835.84	16284.84
	Less: Excise Duty	2221.52	2360.12
	Net Sales/Income from operations	13614.32	13924.72
2	Total Expenditure		
	(a) (Increase) / Decrease in stock in trade and work in progress	(319.66)	149.79
	(b) Consumption of Raw Materials and Components	9533.17	8808.49
	(c) Staff Cost	1044.20	1081.89
	(d) Other expenditure	1607.74	1806.30
	(e) Sub Total 2(a) to 2(d)	11865.45	11846.47
3	Operating Profit [1-2]	1748.87	2078.25
4	Other Income	101.14	56.20
5	Interest (Net)	135.74	193.76
6	Product Development cost written off	48.58	51.64
7	Depreciation/ Amortisation	366.13	425.56
8	Amortisation of Deferred Revenue Expenditure in Subsidiaries	6.23	11.65
9	Profit for the year before exceptional items and tax [3+4-5-6-7-8]	1293.33	1451.82
10	Exceptional Items		
	Employee Separation Cost	4.02	6.95
11	Profit Before Tax [9-10]	1289.31	1444.87
12	Less: Provision for Taxation		
	(a) Current Tax (net of provisions written back)	339.54	107.39
	(b) Deferred Tax (Includes provision for earlier years)	53.52	423.38
	(c) Sub Total of 12(a) and 12(b)	393.06	530.77
13	Profit After Tax [11-12]	896.25	914.10
14	Adjustment of Miscellaneous Expenditure in Subsidiaries	-	(8.64)
15	Share of Minority Interest	(5.01)	(4.44)
16	Profit in respect of investments in Associate Companies	27.02	18.05
17	Goodwill written off	-	(3.78)
18	Profit for the period	918.26	915.29
19	Paid-up Equity Share Capital (Face value of Rs.10 each)	361.79	356.83
20	Reserves excluding Revaluation Reserve		3298.84
21	Basic EPS (not annualised) Rupees	25.56	27.88
22	Diluted EPS (not annualised) Rupees	23.96	25.65

Notes:

1) Figures for previous year have been regrouped/reclassified wherever necessary, to make them comparable. As per the Listing agreement, the Company is required to publish consolidated financial results on an annualised basis. The Company has decided to voluntarily make available the financial results on a consolidated basis so as to enable an investor facilitate a comparison of the financial performance between stand alone and consolidated basis. Since these have been compiled from the current period of April 1, 2004 to December 31, 2004, the figures for the quarter ended December 31, 2004, comparative quarter ended December 31, 2003 and comparative nine months ended December 31, 2003 are not compiled and are not given.

2) As per Accounting Standard (AS 21) on 'Consolidated Financial Statements' and Accounting Standard (AS 23) on 'Accounting for Investments in Associates' in Consolidated Financial Statements, issued by the Institute of Chartered Accountants of India, the following subsidiaries and associates have been considered.

Subsidiary Company	Ownership in (%)	Associate Company	Ownership in (%)
Telco Construction Equipment Co Ltd	80.00	Tata Cummins Ltd	50.00
Tata Technologies Ltd	94.90	Tata AutoComp Systems Ltd	50.00
TAL Manufacturing Solutions Ltd	100.00	Tata Precision Singapore (Pte) Ltd	49.99
HV Axles Ltd	100.00	NITA Company Ltd (Bangladesh)	40.00
HV Transmissions Ltd	100.00	Tata International Ltd	20.34
Sheba Properties Ltd	100.00		
Concorde Motors (India) Limited	100.00		
Telco Dadajee Dhackjee Ltd	97.39		
Tata Daewoo Commercial Vehicle Co. Ltd.	100.00		
Concorde Motors Limited (From October 21, 2004)	100.00		
Tata Technologies, U.S.A	94.90		
Suryodaya Capital Finance Ltd. (From December 31, 2004)	97.39		

3) During the period, Minicar (India) Ltd. was renamed as Concorde Motors (India) Ltd. with effect from June 16, 2004.

4) In terms of the Scheme approved by the High courts of Judicature at New Delhi and Mumbai, the Sales and Service division of Concorde Motors Ltd. (CML) has been transferred to Concorde Motors (India) Ltd. (CMIL) with effect from January 1, 2004.

5) The Company has made a further investment of Rs. 9.24 crores on October 21, 2004 in Concorde Motors Ltd. (CML) by way of purchase of shares from Tata Finance Ltd. and Tata Industries Ltd. Consequent to this investment, CML has become 100% subsidiary of the Company.

6) The Board of directors have approved the amalgamation of Tata Finance Ltd. with the Company, with effect from April 1, 2005, pending completion of legal formalities.

7) The above Results and this release have been reviewed by the Audit Committee of the Board and were taken on record by the Board of Directors on January 31, 2005.

Tata Motors Limited

P P KADLE
Executive Director-Finance & Corporate Affairs

Mumbai, January 31, 2005